August 29, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysorex, Inc. (f/k/a Inpixon USA) Amendment No. 2 to Registration Statement on Form 10 Filed August 13, 2018 File No. 000-55924

Ladies and Gentlemen:

On behalf of Sysorex, Inc. (the “Company”), this letter supplements the Company’s response to the staff of the Securities and Exchange Commission Division of Corporate Finance submitted on August 9, 2018 and August 16, 2018, regarding the above-referenced Amendment No. 2 to Registration Statement on Form 10, filed on August 13, 2018 (the “Form 10”).

After further consideration of the indicators of “control” resulting from the adoption of ASC 606 as of January 1, 2018, with respect to maintenance services provided by third parties where the Company does not assume any performance obligations to the customer related to providing such services, the Company has determined that it acts as an agent in connection with the sale of the third party maintenance services. As a result, the Company intends to modify its recognition policy and recognize revenue from the sale of these services on a net basis.

There are no changes required to the Company’s financial statements included in the Form 10 as a result of the change in the revenue recognition policy, therefore, the Company intends to make any required disclosures concerning the change in the policy in future filings.

If you have any questions regarding the responses set forth above, please contact Melanie Figueroa at 917-546-7707 or mxf@msk.com.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
Sysorex, Inc.

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP